

July 8, 2013

<u>Via E-mail</u>
Jeff Oestmann
President & Chief Executive Officer
Soy Energy, LLC
4172 19th Street SW
Mason City, IA 50401

      Re: Soy Energy, LLC
             Preliminary Proxy Statement on Schedule 14A
             Filed May 9, 2013
             File No. 000-53112

Dear Mr. Oestmann:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jay Ingram

                        Jay Ingram
                        Legal Branch Chief

cc: Joseph F. Leo (*via e-mail*)
        BrownWinick